

03 JUL 30 AM 7:21

The Morgan Crucible Company plc

28th July 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549





03024908

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Elaine Marriner
Group Legal Counsel

Enclosure

dlw 7/30

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	11:33 28 Jul 2003
Number	0190O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
HSBC Global Custody Nominee (UK) Ltd A/C 845315 2,565 shares; HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777086 8,256 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777094 4,599 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777167 8,743 shares; HSBC Global Custody Nominee (UK) Ltd A/C 785078 1,344 shares; HSBC Global Custody Nominee (UK) Ltd A/C 873426 2,343 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867815 137,011 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867396 1,687,683 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867530 846,575 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372 5,153,862 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867268 601,717 shares; BNY (OCS) Nominees Ltd 36,096 shares; Sun Life International (IOM) Ltd A/C SLI 11 1,500 shares; Chase Nominees Ltd A/C BTO1C 801,188 shares; Chase Nominees Ltd A/C 00994 189,562 shares; Other Accounts 5,533,346 shares; HSBC Global Custody Nominee (UK) Ltd A/C 844359 2,523,138 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:

Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 25/7/03 received 25/7/03

12) Total holding following this notification:
9,473,896 non-material; 9,265,632 material

13) Total percentage holding of issued class following this notification:
4.08% non-material; 3.99% material

14) Any additional information:
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
28th July 2003

END

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